Form C: Offering Memorandum

(Exhibit A to Form C)



Purpose of This Form

A company that wants to raise money utilizing Regulation Crowdfunding must give certain information to prospective investors to allow investors a basis to formulate an informed investment decision. The Securities and Exchange Commission ("SEC") has issued regulations at 17 CFR §227.201 listing the information companies are required to provide. Form C is the form used to submit and file this information to the SEC.

Each heading below corresponds directly to a section(s) of the SEC's regulations.

Basic Company Information – §227.201(a)

Company Legal Name:	Goodwood Brewing Company LLC
Jurisdiction of Organization:	Kentucky
Date of Organization:	05/01/2005
Form of Organization:	Limited Liability Company
Physical Address:	636 East Main Street, Louisville, KY 40202
Issuer Website:	https://goodwood.beer

Directors and Officers of the Company – §227.201(b)

Name:	Title:	Start Date:
Ted Mitzlaff	Owner - CEO	01/2013
Peter McDermott	Owner - Investor	02/2015
Ryan Thiel	Officer – Executive Vice President	05/2014
Brandon Palmer	Officer - Controller	02/2020

Please refer to work history documents enclosed within Exhibit D.

Owners of 20% or More of the Voting Shares – §227.201(c)

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Name of Holder	Share Class	Percentage Held	Units Held
Ted Mitzlaff	Membership Interest	48.11%	187,901.37
Peter McDermott	Membership Interest	33.45%	130,628.33

Description of Company's Business – §227.201(d)

Our business plan is simple; fund the areas of growth that have proven successful and scale the model. Goodwood's growth model is based on a three-pronged approach: Beer, Spirits and Taprooms.

Goodwood has been brewing beer since 2005 and distribute product in 14 states. Although the craft beer industry has plateaued, there is still growth opportunity through product differentiation, superior marketing and corporate relationships with distributors and on/off premise chains.

Our margins in spirits are tremendous, and our approach to beer barrel finishing has proven successful. We can utilize existing distribution partnerships to rapidly expand our spirits revenues. Our relationships with Republic National Distributors, Breakthru Beverage and Johnson Brothers give us over 80% of US coverage, as well as all of Canada. Our beer and spirits are synergistic, both giving credence and branding for the other. The combination of our beer and spirits give share of mind to distributors and on/off premise accounts alike.

Goodwood taprooms achieve multiple goals. They enable us to produce and experiment with edgy, unique beers. Our taprooms reach numerous customers and create a culture that is reflective of our brand. Taprooms provide an economic engine that enables growth. Moreover, Goodwood is actively seeking acquisition opportunities in other states which will enable us to grow our brand by establishing a local presence in new markets.

Goodwood Brewing Company has always been driven by quality, integrity, and the customer experience, one glass at a time. Our growth model is a three-pronged approach: Beer, Spirits and Taprooms.

Headquartered in Louisville, KY, our beer distribution currently expands to 14 states. Goodwood offers true product differentiation as our beers are all brewed with limestone water; if it's good for bourbon, it's great for beer. Based in bourbon country, our barrel aging experience expands over 15 years. We have 7 products in our core line, and numerous seasonal offerings.

Our line of spirits was a natural evolution. Our master brewers began taking barrels used to finish our beer, sourced premium bourbon and finished that liquid in our used beer barrels. This provides a fantastic finish to an already great spirit and is accretive to our brand. We currently distribute spirits in Kentucky and Tennessee, with plans to expand to 8 states in 2020.

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Goodwood Taprooms are reflective of our commitment to the customer experience. Each taproom features our core and seasonal beers on draft, spirits, and cuisine that reflects our adherence to local tradition and our team of chef's artistic expressions. Live music is also an integral part of our culture, featuring bands throughout our region. We operate taprooms in Louisville and Frankfort KY. Jeffersonville, IN will open in January 2020.

Our multi-faceted approach has us poised for rapid growth in the coming years. Hang on tight, here comes Goodwood!

Please refer to business plan document attached under Exhibit G.

Number of Employees — §227.201(e)

Number of Employees:	85

Risks & Disclosures — §227.201(f)

Required Statement

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, no does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

General Risk

Investing in companies without sound liquidity such as Goodwood Brewing Co LLC (the "Company") is highly speculative in nature and presents significant risk to you, as the investor. In short, you may lose your entire investment. Prior to investing, you need to thoroughly research and understand all potential risk associated with investing in the Company. Until the Company has achieved profitability and is without need of raising additional capital, the chance of you losing your entire investment remains likely. Therefore, you should not invest more than you are willing to comfortably lose.

Regardless of future revenue and/or profitability performance, good and bad, there is no guarantee that you will ever see a return on your investment, or that you will ever be in a place to exit your investment for a profit or a loss.

As with all investments, you should proceed with caution, do your own research, due diligence, and seek professional investment advice prior to investing. A professional adviser may identify and alert you to risk not covered in these disclosures. The realization of any of the risks contained herein or unknown risks not disclosed could lead to an immediate need for the Company to raise additional capital, make difficult and unpopular operational decisions, or cease operations altogether. You understand that in the event you lose your entire investment you may have limited or no recourse against the Company.

Economic Risk

The Company's success is sensitive to various known and unknown internal and external societal, regulatory, and economic factors. These factors may impact the performance of the Company and its ability to achieve stated objectives.

Known factors include, but are not limited to:

- Local, regional, national, or global economic recessions.
- Changes in capital market conditions and the Company's ability to obtain future funding.
- Changes or declines in employment within the Company and outside the Company.
- Domestic or international tax policy changes.
- Domestic and global political conditions.
- Wars, natural disasters and other potential crisis.

Unknown factors include ones undisclosed herein that have a high likelihood of occurring without forewarning or knowledge thereof. Such events could lead to a sudden and intense need for the Company to raise additional capital, make difficult and unpopular operational decisions, or cease operations.

Performance Risk

There is a possibility that future Company performance may not achieve its stated objectives herein. All statements, claims and representations of future performance are for the most part hypothetical, based on management's good faith and best efforts estimates, analysis, and forecasts. Current management expectations and projections regarding future performance, financial trends, societal trends, economic trends, and other reasonable beliefs impacting the business, financial conditions, and the results of its operations form the basis for the projections and other forward-looking statements made herein. As socioeconomic trends change, there is a high likelihood that such assumptions made in good faith and contained herein may become less reliable creating a circumstance where adjustments to the Company's operations may be required.

Achievement of stated performance contains risks based on known and unknown internal and external factors that could lead to material changes or variations of actual results. There is no guarantee that the Company's financial and operations performance will meet expectations or herein stated projections and forward-looking statements.

Liquidity Risk

The Company's securities may be illiquid. The Company's securities may not be converted into cash.

With limited exceptions, you will not be lawfully able to sell or transfer your securities during the initial mandatory 12-month lock-up period. After this period, Federal and State securities regulations may limit or restrict your ability to sell or transfer your securities. In the event you are able to sell your securities you will likely have a hard time finding a buyer due to a lack of an established market, and, if such a marketplace exists, it may experience low volume or few participants. You should be prepared to hold your investment for a very long time.

Disclosure Risk

Data and information regarding the Company and the investment opportunity is limited. You may not have or be able to obtain all the information requested or sought after in order to make a sound investment decision. While the Company is required to disclose certain information such as an offering document, annual financial statements, annual reports, information concerning intended use of funds and material changes, such disclosures and information contained herein do not represent all the data or risks associated with investing in early stage companies such as the Company.

Available information will be limited as the Company does not have a fully developed business plan and long history of operation. Investing in crowdfunding companies presents significantly more risk than investing in publicly traded companies due to the limited amount of data and information provided by a company engaging in a Reg CF raise. Unlike the Company, publicly listed companies are required to file annual and quarterly reports and promptly disclose material information, providing the ability for the investor to more closely and thoroughly monitor their investment.

Capital Risk

The Company requires ongoing intensive capital formation and allocation until profitability is achieved which may not happen due to various internal and external known and unknown factors. The amount of capital the Company is attempting to raise in this offering will not be enough to sustain its business operations to profitability. The Company will have to raise additional capital to continue development and fund operations and expansion. There is no guarantee that additional capital will be able to be raised by the Company even if this raise is successful. If the Company is unable to acquire additional capital it may be required to alter its business plan, business strategy, sell assets, reduce workforce, restructure under the protections of a bankruptcy filing, or cease operations and dissolve. Under such scenarios, no return of capital, shareholder settlement or refund would be issued to investors. The Company's inability to secure future capital could adversely impact the business, its valuation, and/or the value of shareholder securities.

Credit Risk

There is a high likelihood that the Company will require access to capital or credit in order to support business growth finance requirements. Acquiring extensions of credit with favorable terms can be challenging and is highly dependent upon macro-economic conditions coupled with aforementioned internal and external known and unknown factors. If the Company is unable to obtain needed credit it could be forced to modify business strategy, growth projections, or take other action necessary to raise additional capital or conserve existing funds. The Company's inability to secure future credit could adversely impact the business, its valuation, and/or the value of shareholder securities.

Use of Funds Risk

The projected use of funds and proceeds from this Reg CF offering is a best estimate. Actual capital allocation may differ based on business conditions at time of execution and is solely based on the Company's discretion. The Company's investors should be comfortable with the provided intended fund usage description and understand the Company's leadership and management team reserves the right to re-allocate use of proceed funds based on the needs of the Company.

Personnel & Management Risk

Investing in the Company is an investment in the founders, employees and management team. Their ability to execute the business plan and make sound operational decisions will be important factors in the viability and success of the Company. As the Company's investors, you will not be able to participate directly in the Company's day-to-day operations or engage management or other employees. The Company's security holders do not have special right of access to the Company unless otherwise granted. Your investment in the Company will in part be allocated by the Company to fund employee, management and executive officer compensation. This compensation is exclusively set by Company leadership.

Demand Risk

Realized market demand for the Company's product may not yield forecasted sales or revenue expectations contained herein. All demand calculations factored into the forward-looking sales models are based on hypothetical estimates that may not be obtained when the products and services are released.

Supply Risk

The Company could experience inbound supply problems causing a disruption or negative impact on its business operations, and revenue and growth objectives. This could potentially include disruptions from suppliers, shipping agents or general market conditions that impact production, operations and sales.

Revenue Risk

Growth requires capital and the Company will face challenges in its efforts to grow the business and monetize its products and services. It will be partly dependent upon its ability to finance operations from the sale of equity, the issuance of debt or other financing alternatives. The Company's failure to successfully raise operating capital or effectively monetize its products could potentially result in an adverse impact to the business, up to and including bankruptcy.

Regulatory Risk

The Company plans to offer its primary product and service within a highly regulated marketplace. Federal and State licensing are required. The risk that legislative or policy decisions and changes on a Federal or State level may result in higher costs or obstacles to success for the Company is possible. In an uncertain regulatory environment, the Company's operations may be subject to direct or indirect adoption, expansion or interpretation of various laws and regulation. Compliance with current and future laws and regulations may require the Company to significantly change its pricing models or business plan. These additional changes may have a material and adverse impact on its operations and financial results. Furthermore, the introduction of new services may require the company to comply with additional, yet to be defined, laws and regulations. The failure to adequately comply may delay or possibly prevent some of the Company's products or services from being offered, which could have a material adverse impact on the Company's financial condition and results of operations.

Competitive Risk

The market in which the Company operates is highly competitive and is likely to become increasingly competitive in the future. The Company may ultimately face declining sales, decreased revenue or smaller margins as a direct result of non-foreseen competition in the marketplace. Changes in customer preference or the inability to successfully compete with other companies offering a similar product or service could negatively impact the Company's financial performance.

Key Person Risk

Like all companies, Goodwood is susceptible to key person risk. The success of the Company will largely be dependent upon the experience and skill of its oversight committee, board of directors, executive officers and tenured employees. The Company can make no guarantees that key individuals necessary for successful operation of the business objectives will continue to be employed by the Company for any defined period of time. Loss of any key persons for any reason could cause irreparable harm to the Company's ability to deliver value to shareholders, meet business objectives, and could cause the Company and your investment to suffer.

Financial Statement Risk

Unless otherwise indicated the Company has not provided investors with financial statements which have been audited by an independent third-party accounting firm. As such, information regarding the Company's capitalization, assets and liabilities is unaudited. If you feel that the information provided by the Company is not sufficient for you to make a reasonably informed decision, you should not invest in the Company.

Third Party Risk

The Company relies on multiple third-party services (distributors) that are essential to its operations and achievement of business objectives. It is possible that these third parties will fail to perform their services as represented or will perform them in an unacceptable manner that will result in a material negative impact to the Company and shareholder value. Your investment may be adversely impacted by the Company's reliance on third party service providers and their performance.

Marketing Risk

Sales and revenue projections are based on hypothetical marketing estimates. However, the Company may not be able to successfully maintain, promote and grow the brand through its marketing and communication strategies. Increasing the number of customers while establishing brand awareness and loyalty may prove difficult in the hyper competitive marketplace in which the Company operates. Inability to successfully market the Company and increase its customer base will adversely impact the Company's operations and inhibit success while posing a risk to shareholder investment.

Corporate Governance Risk

The Company is not subject to the corporate governance requirements of the national securities exchanges. Any company whose securities are listed on a national securities exchange is subject to a number of rules about corporate governance intended to protect investors. For example, the major U.S. stock exchanges require listed companies to maintain an audit committee comprised entirely of independent members of the board of directors (i.e., directors with no material outside relationships with the company or management), responsible for monitoring the company's compliance with local, state and federal law. The

Company does not possess, nor will it be required to implement these and other such controls and investor protections.

Rolling Close Risk

The Company's offering may involve "Rolling Closes". In such cases, once the target amount of the offering has been met investors with accepted subscription agreements become the Company's investors. Should a material change occur after the closing, you will no longer have the right to withdraw from the offering, regardless of such material change.

Valuation Risk

Accurate valuation of the Company can be difficult to assess. Public companies are valued publicly, and valuations are supported through market driven stock prices and vast amounts of corporate data provided by the public company. Valuation of a private company is established privately by the company itself and can be difficult to assess due to the limited availability of public information and historical records, or limited time in business. There may exist additional classes of equity with rights that are superior to the class being sold through this offering. New equity classes may be created based on future needs of the Company, which may dilute or devalue prior investor securities.

Insured/Secured Risk

The investment offered through this raise is not guaranteed or insured by the FDIC or any other agency or entity.

Nor are the interests issued through this offering secured by any collateral. In no scenario would the interest be redeemable for any tangible asset owned by the Company or its principal employees, management team, or other shareholders.

Target Offering Amount and Deadline — §227.201(g)

Target Offering Amount:	Offering Deadline:
$25,000.00	11/10/2020

Required Statement:

If the sum of the investment commitments does not equal or exceed the Target Offering Amount at the Offering Deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

Investments in Excess of Target Offering Amount – §227.201(h)

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Issuer to Accept Investments in Excess of Target Offering Amount:	Maximum Amount to be Accepted in Excess of Target Offering Amount:	Oversubscription Allocation: pro-rata, first come-first served, other
YES	$249,999.00	First-Come First-Served

Purpose and Intended Use of Offering Proceeds – §227.201(i)

Purpose of the offering and description of intended use of funds:

Proceeds will go to the following:

1. Expand Goodwood Spirits. We will purchase product, finish it in Goodwood beer barrels and expand distribution.
2. Open Goodwood Jeffersonville, IN. The location is ready to open as a restaurant and music venue. We need to purchase and install a 5 barrel brewery system as well as effectively market this new location.
3. Complete Goodwood Frankfort. We want to finish installation of our 5 barrel brewery system and add an adult game room in the lower level to help drive late night revenues.
4. Expand beer distribution into IL and GA. These two states would effectively round out our footprint throughout the Midwest and Southeastern United States and satisfy requests of many of our chain clients for greater distribution.

Intended Use of Funds:

Use of Funds (Description)	Amount (Target Raised)	Amount (Maximum Raised)
Offering Expenses:	$6,000.00	$15,000.00
Portal Fees:	$1,000.00	$9,999.00
Expanded Spirits:	$8,000.00	$150,000.00
Jeffersonville Expansion:	$5,000.00	$35,000.00
Frankfort Expansion:	$5,000.00	$40,000.00
Total Proceeds:	**$25,000.00**	**$249,999.00**

Irregular use of proceeds:

Does your company have any irregular use of proceeds? None

Investment and Cancellation Process – §227.201(j)

Investment Process

1. Navigate to www.fundopolis.com
2. Select Invest from top menu bar and choose List of Raises. Alternatively, navigate directly to Active Investments.
3. Navigate to Invest on active raise page.

4. Acknowledge that you have carefully read and understand each statement before proceeding with investment.

Cancellation Process

1. E-mail fundsquad@fundopolis.com providing your name, the name of the company you're invested in, and your intention to cancel the investment.

Required Statements:

Investors may cancel an investment commitment until 48 hours prior to the deadline identified in the issuers offering materials.

Fundopolis will notify investors when the target offering amount has been met.

If the issuer reaches the target offering amount prior to the deadline identified in the offering materials, it may close the offering early if it provides notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment).

If an investor does not cancel an investment commitment before the 48-hour period prior to the offering deadline, the funds will be released to the issuer upon closing of the offering and the investor will receive securities in exchange for his or her investment.

Material Changes – §227.201(k)

If an investor does not confirm his or her investment commitment after a material change is made to the offering the investor's investment commitment to the offering will be cancelled and the committed funds will be returned.

Note: A "material change" means a change that an average, informed investor would want to know about before making an investment decision. A material change can be positive or negative. If a material change occurs after an investment decision has been made but prior to the Offering's close, then the company will provide notification and ask whether you want to proceed with your investment commitment. If affirmative confirmation to proceed with the investment is not provided your commitment will be cancelled and your funds will be returned to you. You will **not** receive any securities from the Offering.

Price of the Securities – §227.201(l)

The Company is offering a revenue share investment, which will be referred to as the "Revenue Share". The Revenue Share issued by the company will be sold at $1.00 per participation unit.

Ownership and Capital Structure – §227.201(m)

The Offering:

Company: Goodwood Brewing Company, LLC
Address: 636 East Main Street, Louisville KY 40202
State of Organization: Kentucky
Date Company was Formed: 05/01/2005

The Terms:

Minimum Investment Amount (per investor): $100.00
Maximum Investment Amount (per investor): $107,000.00
Security Type: Revenue Share
Revenue Share Percentage: 8%
Payment Frequency: Annually
Security Purchase Price: $1.00
Payback Multiple: 1.5x
Maturity Duration: 7 years

Restrictions on Transfer of the Securities Being Offered

Required Statement

The securities being offered may not be transferred by any purchaser of such securities during the one-year period beginning when the securities were issued, unless such securities are transferred:

1) To the issuer;
2) To an accredited investor;
3) As part of an offering registered with the U.S. Securities and Exchange Commission; or
4) To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Note: The term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D, or who the seller reasonably believes comes within any such categories, at the time of the sale of the securities to that person.

Note: The term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, sister-in-law of the purchaser and includes adoptive relationships. The Term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

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Description of the Issuer's Securities

Security Class	Amount Authorized	Amount Outstanding	Voting Rights
Membership Interest Units	390,550.87	390550.87	Yes

Summary of differences between security offered and outstanding securities:

Original securities offered were membership units. These equities are voting shares.

In this raise, investors will receive revenue shares.

Capital Resources and Material Terms of Debt - §227.201(p)

Wilson & Muir Bank: $405,000 @ Prime +1%

Equipment Leases for Louisville and Frankfort brewing equipment, kitchen equipment, bar and restaurant furniture totaling $745,000.

We have investors that will participate in capital calls. Several investors will loan the company money on a temporary basis, and will convert it to equity when a valuation has been established.

Other Exempt Offerings within the Last 3 Years - §227.201(q)

None

Transactions between the Company and "Insiders" - §227.201(r)

None

Financial Condition of the Issuer §227.201(s)

Does the issuer have an operating history? Yes

Historical Financial Highlights:

Multiple states were opened in 2017, resulting in significant increases in distribution revenues.

In 2019, foodservice was added to our Louisville taproom, doubling revenues. Frankfort, KY brewpub opened in August 2019, adding $ 758,573 in revenues. Spirits were launched in Kentucky and Tennessee on a limited basis. This proved to be extremely high in demand and will be greatly expanded in 2020.

Foodservice was added to the Louisville, KY taproom in February 2019. Revenues doubled in the Louisville Taproom after adding foodservice.

Frankfort KY brewpub opened in August 2019. We have averaged $180,000/month in revenue since opening.

Spirits were also launched in 2019. Goodwood sold out of all bourbon before the product was packaged. We intend to significantly increase supply and distribution in 2020.

Projections for Jeffersonville are $3,000,000 in additional revenue. We have hired a Director of Operations to oversee all 3 locations. He will focus on product quality, customer experience, revenues and margins.

If we are able to fund the growth laid out in this raise, 2020 will be a breakout year for Goodwood Brewing Company.

Financial Projections:

We have already seen revenues double this year by adding spirits, foodservice to Louisville and the Frankfort brewpub (opened in August).
Our spirits were limited to Kentucky and Tennessee, and were 2 small releases. By increasing supply in Kentucky & Tennessee to meet demand, and expanding into other markets where we already distribute beer, spirits will be a tremendous additional revenue stream. We expect $750,000 in spirits revenue in 2020. We believe we can continue to double revenue annually for the next 5 years. Esquire Magazine rated our honey barrel aged bourbon as one of the 30 best spirit releases in the United States last year.

The Frankfort Brewpub has been met with tremendous success. While only launching in August, we have become the premier brewery and one of the premier bar/restaurants in Frankfort. We expect revenues well over $2,500,000 in 2020.

We may have an opportunity to walk into a nearly ready bar/restaurant in Jeffersonville, IN. If we move forward with this opportunity, we will add an R&D brewery system and forecast revenues of $3,500,000 per year. Details of this opportunity will be forthcoming in the next few months.

This capital raise will enable us to generate significant revenues In a short period of time. Jeffersonville's opening will be scheduled in the coming months. Spirits will take 2-3 months to get to market. Frankfort has reopened for carry out and both Frankfort and NuLu will reopen to inside dining May 22nd.

Historical Issuer Financial Statements - §227.201(t)

Please refer to Exhibit B of the Offering Memorandum for historical financial statement information covering the two most recently completed fiscal years or the period(s) since inception, if shorter.

Disqualification Events - §227.201(u)

Required Statement

A company/Issuer is not permitted to raise funds utilizing Regulation CF if certain designated individuals associated with the company/issuer committed certain prohibited acts on or after May 16, 2016. This item requires a company/issuer to disclose whether any of those designated individuals committed any of those prohibited acts prior to May 16, 2016.

Has the issuer or designated associated individuals been convicted of a financial crime: No

Ongoing Reporting Requirement – §227.201(v)(w)

Annual Reporting

The issuer will file a report electronically with the SEC annually and post the report on its website no later than 120 days after the fiscal year covered by the report.

It is possible that the Company may not be required to continue filing annual reports and will notify investors if this occurs.

Reporting Compliance Obligations – §227.201(x)(y)

The Company is required to disclose whether it has failed to file the reports required by Regulation CF associated with prior raises.